NITCHES, INC.

1333 N. Buffalo Dr., Unit 210

Las Vegas, NV 89128

February 7, 2025

Division of Corporation Finance

Securities and Exchange Commission

Re: Nitches, Inc.

Form 10-K for the fiscal year ended August 31, 2023

Filed December 7, 2023

Amendment No.1 to Form 10-K for the fiscal year ended August 31, 2023

Filed August 30, 2024

Amendment No.2 to Form 10-K for the fiscal year ended August 31, 2023

Filed January 24, 2025

Form 10-Q for the quarter ended May 31, 2024

Filed July 15, 2024

File No. 000-13851

Dear Sir/Madam:

In response to your letter dated December 20, 2024, the following information is hereby submitted on behalf of Nitches, Inc. (the “Company”).  Amended 10-K and 10-Q filings have been submitted in conjunction with this correspondence.  For your convenience, we have reproduced the Staff’s comments below in italicized text immediately before our response.

Amendment No.1 to Form 10-K for the fiscal year ended August 31, 2023

Control and Procedures, page 12

1.Please address the following issues related to your disclosures on internal control over financial reporting (“ICFR”) as of August 31, 2023:

•We note that you have identified material weaknesses in your ICFR. Revise to clearly describe your current plans to remediate the material weaknesses including the steps taken to date, and how long you estimate it will take to complete your remediation plans and any associated material costs that you have incurred or expect to incur.

•Revise to include disclosure of management’s assessment of the effectiveness of your ICFR as of August 31, 2023. acquire.

Response: We have updated the 10-K for the period ended August 31, 2023 as requested.

Form 10-Q for the quarter ended May 31, 2024

Condensed Consolidated Financial Statements

Statement of Changes in Stockholders’ Equity, page 3

2.We reissue prior comment 3 as you have neither filed the amended Form 10-Qs nor submitted your correspondence. Please revise to replace the statement of changes in stockholders’ equity for the fiscal year ended August 31, 2023, with the statement for the nine months ended May 31, 2023. Refer to Rule 8-03 of Regulation S-X for the comparative periods to be provided. Similar issue is noted in your Form 10-Qs for the periods ended November 30, 2023 and February 29, 2024.

Response: We have updated the 10-Q filings for the periods indicated as requested.

General

3.We note that you filed a Form 12b-25 on November 29, 2024, and it is now past the prescribed due date of your Form 10-K for the fiscal year ended August 31, 2024. Please tell us when you plan to file your delinquent Exchange Act report.

Response: We engaged a new auditor to audit our 2024 fiscal year end and the audit process has taken longer than anticipated. However, we have been informed that the audit should be completed within the next couple weeks. As such, we anticipate filing the 10-K for August 31, 2024 this month and will subsequently file the 10-Q for November 30, 2024.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

NITCHES, INC.

   /s/ John Morgan

CEO and Director